[STARWOOD LETTERHEAD]

August 26, 2013

Ms. Cecilia Blye

Chief

Office of Global Security Risk

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Starwood Hotels & Resorts Worldwide, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 21, 2013

File No. 1-07959

Dear Ms. Blye:

We refer to your letter dated August 13, 2013 from the Office of Global Security Risk, Division of Corporation Finance, United States Securities and Exchange Commission (the “Staff”), to Frits van Paasschen (the “Letter”) relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”), filed by Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (“Starwood” or the “Company”). We provide this letter in response to the Staff’s comment contained in the Letter.

Form 10-K for the Fiscal Year Ended December 31, 2012

Risks Relating to Operations in Syria … page 16

Comment:

1.	We note your discussion of risks related to your operations in Syria, a country identified by the State Department as a state sponsor of terrorism and subject to U.S. economic sanctions and export controls. Please provide us with information regarding the nature and extent of any other direct or indirect contacts with Syria since your letter to us dated June 14, 2010, including any agreements, arrangements, or other contacts you have had with the Syrian government or entities it directly or indirectly controls.

Ms. Cecilia Blye, Chief

August 26, 2013

Response:

Since our letter dated June 14, 2010, there has been no expansion in the degree of Starwood’s operations in Syria. In fact, we report a contraction in Starwood’s operations in Syria as we have ceased providing management services to the hotel previously known as the Le Méridien® Lattakia, which no longer operates under a Starwood brand. Starwood now has no contacts with this hotel. Also, the construction of the Four Points® Tartous hotel has not moved forward.

A Starwood non-U.S. subsidiary continues to provide management services for the other three Starwood branded hotels in Syria. As reported on pages 16-17 of the Form 10-K, during fiscal year 2012, this foreign subsidiary of Starwood generated less than $10,000 of revenue from management and other fees from the hotels located in Syria.

To its knowledge, Starwood fully complies with all U.S. sanctions on Syria and modifies its typical practices, as needed, for compliance. Starwood is not aware of any Starwood activities that relate to Syria that would pose a material investment risk to persons considering investing in Starwood, nor has Starwood’s assessment in our letter of June 14, 2010 otherwise changed.

Starwood acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments in connection with any of the foregoing, please contact me by telephone at 203-351-2517, or by email to Vasant.Prabhu@starwoodhotels.com , or please contact Alan Schnaid, SVP – Corporate Controller, by telephone at 480-905-4610, or by email at Alan.Schnaid@starwoodhotels.com.

Very truly yours,

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

/s/ Vasant Prabhu
Vasant Prabhu Vice Chairman and Chief Financial Officer

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